

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3561</u>

April 3, 2009

Ms. Maura Abeln Smith
Senior Vice President and General Counsel
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

> **Re:** **International Paper Company**
> **Schedule 14A**
> **File No. 001-03157**
> **Filed March 23, 2009**
> **Supplemental Response Letter**
> **Dated March 27, 2009**
> **Supplemental Response Letter**
> **Date April 2, 2009**

Dear Ms. Smith:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Via Fax: (901) 214-1248